UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Glen Burnie Bancorp

(Name of Issuer)

Common Stock

(Title of Class of Securities)

377407101

(CUSIP Number)

March 8, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐Rule 13d-1(b)

☒Rule 13d-1(c)

☐Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 377407101

1	Names of Reporting Persons The Edward E. Haddock, Jr. Family Trusts II
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	Sec Use Only
4	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 121,984
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 121,984

9	Aggregate Amount Beneficially Owned by Each Reporting Person 121,984
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 4.23%
12	Type of Reporting Person (See Instructions) OO

SCHEDULE 13G

CUSIP No. 377407101

1	Names of Reporting Persons Edward E. Haddock, Jr. Family Foundation
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	Sec Use Only
4	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 121,984
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 121,984

9	Aggregate Amount Beneficially Owned by Each Reporting Person 121,984
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 4.23%
12	Type of Reporting Person (See Instructions) OO

SCHEDULE 13G

CUSIP No. 377407101

1	Names of Reporting Persons The Edward E. Haddock, Jr. Sons Trusts II – Rob Haddock 678 Share Trust II
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	Sec Use Only
4	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 121,984
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 121,984

9	Aggregate Amount Beneficially Owned by Each Reporting Person 121,984
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 4.23%
12	Type of Reporting Person (See Instructions) OO

SCHEDULE 13G

CUSIP No. 377407101

1	Names of Reporting Persons The Edward E. Haddock, Jr. Sons Trusts II – Scott Haddock 678 Share Trust II
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	Sec Use Only
4	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 121,984
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 121,984

9	Aggregate Amount Beneficially Owned by Each Reporting Person 121,984
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 4.23%
12	Type of Reporting Person (See Instructions) OO

Item 1.

(a)	Name of Issuer: Glen Burnie Bancorp

(b)	Address of Issuer’s Principal Executive Offices:

101 Crain Highway, S.E.

Glen Burnie, Maryland 21061

Item 2.

(a)	Name of Person Filing:

The Edward E. Haddock, Jr. Family Trusts II

Edward E. Haddock, Jr. Family Foundation

The Edward E. Haddock, Jr. Sons Trusts II – Rob Haddock 678 Share Trust II

The Edward E. Haddock, Jr. Sons Trusts II – Scott Haddock 678 Share Trust II

(b)	Address of Principal Business Office or, if None, Residence:

3300 University Boulevard, Suite 218

Winter Park, Florida 32792

(c)	Citizenship: Florida

(d)	Title and Class of Securities: Common Stock

(e)	CUSIP No.: 377407101

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[_]	Broker or dealer registered under Section 15 of the Act;
(b)	[_]	Bank as defined in Section 3(a)(6) of the Act;
(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	[_]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[_]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[_]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	[_]	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	[_]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Not applicable.

Item 4.	Ownership

(a)	Amount Beneficially Owned:

(b)	Percent of Class:

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

(ii)	Shared power to vote or to direct the vote:

(iii)	Sole power to dispose or to direct the disposition of:

(iv)	Shared power to dispose or to direct the disposition of:

The information required by this item with respect to each reporting person is set forth in rows 5 through 9 and 11 of the cover pages to this Schedule 13G.

The amount of shares disclosed is as of March 8, 2024. The percent of class represented by the amount beneficially owned by each reporting person is based on 2,882,627 shares of common stock outstanding as of December 31, 2023, as indicated by the issuer’s Form 8-K filed with the Securities and Exchange Commission on February 16, 2024.

The settlor of The Edward E. Haddock, Jr. Family Trusts II, The Edward E. Haddock, Jr. Sons Trusts II – Rob Haddock 678 Share Trust II, and The Edward E. Haddock, Jr. Sons Trusts II – Scott Haddock 678 Share Trust II is a director of Edward E. Haddock, Jr. Family Foundation.

The beneficiaries of The Edward E. Haddock, Jr. Family Trusts II, The Edward E. Haddock, Jr. Sons Trusts II – Rob Haddock 678 Share Trust II, and The Edward E. Haddock, Jr. Sons Trusts II – Scott Haddock 678 Share Trust II include members of the same family.

Each of the reporting persons obtains investment advice from the same company.

Due to these relationships, each of the reporting persons may be deemed to be: (i) the beneficial owner of the shares directly held by the other reporting persons; and (ii) each of the reporting persons may be deemed a member of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 or Rule 13d-5 thereunder with one or more of the other reporting persons hereunder. Although the reporting persons are reporting their ownership of such securities as if they were members of a “group,” the filing of this Schedule 13G shall not be construed as an admission by any reporting person that such reporting person is the beneficial owner of any securities other than those directly held by such reporting person.

Item	5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Not applicable.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

The information required by this item with respect to each reporting person is set forth in Item 4 of this Schedule 13G and the Joint Filing Agreement attached as Exhibit A to this Schedule 13G.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Edward E. Haddock, Jr. Family Trusts II

By:	/s/ Kevin Millslagle	March 11, 2024
	Kevin Millslagle	Date
Delegate of Trustee

Edward E. Haddock, Jr. Family Foundation

By:	/s/ Edward E. Haddock, III	March 11, 2024
	Edward E. Haddock, III	Date
Executive Director

The Edward E. Haddock, Jr. Sons Trusts II – Rob Haddock 678 Share Trust II

By:	/s/ Kevin Millslagle	March 11, 2024
	Kevin Millslagle	Date
Delegate of Trustee

The Edward E. Haddock, Jr. Sons Trusts II – Scott Haddock 678 Share Trust II

By:	/s/ Kevin Millslagle	March 11, 2024
	Kevin Millslagle	Date
Delegate of Trustee

EXHIBIT A

JOINT FILING AGREEMENT

This Joint Filing Agreement (this “Agreement”) hereby confirms the agreement by and among all of the undersigned that the Schedule 13G which this Agreement is attached as Exhibit A with respect to the beneficial ownership of the undersigned of shares common stock of Glen Burnie Bancorp is being filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

The Edward E. Haddock, Jr. Family Trusts II

By:	/s/ Kevin Millslagle	March 11, 2024
	Kevin Millslagle	Date
Delegate of Trustee

Edward E. Haddock, Jr. Family Foundation

By:	/s/ Edward E. Haddock, III	March 11, 2024
	Edward E. Haddock, III	Date
Executive Director

The Edward E. Haddock, Jr. Sons Trusts II – Rob Haddock 678 Share Trust II

By:	/s/ Kevin Millslagle	March 11, 2024
	Kevin Millslagle	Date
Delegate of Trustee

The Edward E. Haddock, Jr. Sons Trusts II – Scott Haddock 678 Share Trust II

By:	/s/ Kevin Millslagle	March 11, 2024
	Kevin Millslagle	Date
Delegate of Trustee